Exhibit 99.2

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Multiple Voting Shares Holder Account Number Fold Form of Proxy - Annual Meeting to be held on April 21, 2016 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. You have the right to appoint some other person or company of your choice, who need not be a shareholder, to attend and act on your behalf at the Annual Meeting or any adjournments or postponements thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 5. The securities represented by this proxy will be voted for or against or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter and you do not appoint a person or company, other than the persons whose names are printed herein, as your proxyholder, this proxy will be voted: for the election to the Board of Directors of Celestica Inc. of the nominees proposed by Management; for the appointment of KPMG LLP as auditor of Celestica Inc.; for the authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor; and for the advisory resolution on Celestica Inc.’s approach to executive compensation. 6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof. Fold Proxies submitted must be received by 5:00 pm EDT, on April 19, 2016 or in the case of any adjournments or postponements of the Annual Meeting, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK. . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 017DRA

Appointment of Proxyholder

I/We, being holder(s) of Celestica Inc. hereby appoint: William A. Etherington or, failing him, Robert A. Mionis, or their designees (Management Nominees)

OR

Instead of either of the foregoing, print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual Meeting of shareholders of Celestica Inc. to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on April 21, 2016 at 9:30 a.m. EDT and at any adjournments or postponements thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Daniel P. DiMaggio	☐	☐	02. William A. Etherington	☐	☐	03. Laurette T. Koellner	☐	☐
04. Robert A. Mionis	☐	☐	05. Joseph M. Natale	☐	☐	06. Carol S. Perry	☐	☐
07. Eamon J. Ryan	☐	☐	08. Gerald W. Schwartz	☐	☐	09. Michael M. Wilson	☐	☐

	For	Withhold
2. Appointment of auditor Appointment of KPMG LLP as auditor of Celestica Inc.	☐	☐

	For	Withhold
3. Authority to fix the remuneration of the auditor Authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.	☐	☐

	For	Against
4. Advisory resolution on Celestica Inc.'s approach to executive compensation.	☐	☐

Fold

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

CLSQ 189557 AR1

017DSB